Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 1Q25

Envigado, Colombia, May 14th, 2025 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the first quarter period ended March 31, 2025 (1Q25). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

The best first quarter Net Income recorded in the past decade

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue recorded COP $5.4 B during 1Q25, an increase of +3.9% when excluding FX effect (+2.5% in COP as reported) and SSS grew by +5.6%. Commercial dynamic improvement allowed the top line growth at Consolidated level. Half of the growth came from Colombia, highlighting the non-food category, and the remaining from Uruguay and Argentina.

●	Gross Profit reached COP $1.4 B during 1Q25 with a margin improving by +52 bps to a 25.6% as percentage of Net Revenue, as result of a balance between sales growth and sustainable profit margins, the strengthening of commercial strategy and efficiencies in logistic cost and shrinkage levels.

●	Recurring EBITDA[1] posted COP $371,148 M during 1Q25 to a 6.9%, reflected a margin gain as percentage of Net Revenue by +114 bps, driven by a double-digit growth in Colombia and Uruguay from the consistent commercial strategy and successful efficiency plan implemented across the region allowed SG&A margin improvement +61 bps during the quarter.

●	Net Result in positive of COP $93,147 M during 1Q25, the best first quarter result recorded in the past decade, reflected an operational performance improvement, lower non-recurring expenses, efficiencies in financial costs from debt reduced and contribution from joint ventures mainly by Tuya in Colombia.

●	EPS[2] of COP $71.8 per common share in the quarter (vs. the COP -$29.2 reported in 1Q24).

Operating Highlights

●	Consolidated CAPEX as of 1Q25 reached COP $46,299 M, 56.3% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 45 stores (Col 42 and Uru 3) to a total of 604 stores, 1.03 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito and Carulla banners.

●	Omni-channel sales grew by 2.7% at consolidated level and reached a 10.4% share on total sales (Col 13.6%, Uru 2.6%, Arg 1.6%) during 1Q25.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense).
(2)	EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.
(3)	Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	On March 3rd, the Board of Directors approved the appointment of Fernando Carbajal Flores as Financial and Administrative Vice President of the Company. Fernando Carbajal assumed the position on March 21st, 2025

Events after the reported period

●	On April 17th, the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

●	On May 5th, the company announced that JPMorgan Chase Bank, N.A. (“JPMorgan”) has sold the securities underlying the American Depositary Shares (“ADSs”) of Exito.

I.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -1.4% at Net Revenue and -1.5% at Recurring EBITDA during 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue grew by +3.9% when excluding FX effect (+2.5% in COP) to COP $5.4 B during 1Q25. Half of the contribution came from Colombia, highlighting the non-food category (+5.5%), and the remaining from Uruguay and Argentina.

Consolidated Retail Sales mid-single digit growth at +4.1% excluding FX effect (+2.6% in COP), totalled COP $5.2 B during 1Q25 and +5.6% in SSS adjusted by FX compared to the same period of last year. Performance reflected: (i) the positive response of commercial strategies implemented in Colombia, allowing a retail sales growth of +2.9%, (ii) record tourism season in Uruguay (+5.2% excluding FX effect), (iii) stagnant sales in Argentina (+16.2%) still impacted by lower consumption and competition, (iv) Omni-channel contribution growing at +2.7% during first quarter of the year with a share on sales of 10.4% , and (v) the contribution of LTM store expansion1 of 45 stores (Col 42 and Uru 3).

Consolidated Other Revenue increased by +1.1% excluding FX effect (+0.4% in COP) during the 1Q25, driven by the contribution of the Real estate business in Colombia and Argentina, partially compensated by one-shot recognized revenues in the basis.

In COP B

Notes: Data in COP at consolidated level includes a -3.4% FX effect in Uruguay and -12.8% in Argentina at Net Revenue, during 1Q25, calculated with the average and closing exchange rate, respectively. (1) Expansion from openings, reforms, conversions, and refurbishments.

Colombia: The economic context in Colombia remained challenging but showed signs of gradual stabilization. After four months of stable ratio, inflation in March presented a downward trend, dropped to 5.1% from 7.4% y/y, in contrast, food inflation accelerated to 4.7% from 1.7% interannual in 1Q25, while the Internal food inflation was 0.83 p.p. below the national level. Although consumer confidence remined cautions with an index rising to –7.1 p.p. from -13.0 p.p. at March 2024, the easing of monetary policy and a stable labor market (unemployment at 9.6% vs 11.3% vs mar-24) supported a modest recovery in household purchasing power. The central bank maintained the interest rate at 9.5% in 1Q25, balancing the need to control inflation with efforts to support economic growth.

During first quarter of 2025 operation in Colombia contributed to 74% of consolidated Net revenue, which grew by +2.6%, to COP $4.0 billion, confirming the positive trend seen from the second half of last year.

Net Sales totalled COP $3.8 billion (+2.9%) and SSS (+4.7%), explained by recovery of non-food category (+5.5%) mainly from high single digit growth in Electronics as well as sale of property development projects (+33%), omni-channel contribution with a stable 13.6% share vs 1Q24 in comparable terms grew by +2.5%, and food sales performance presented a slowdown growth (+1.9%) below food inflation (+4.7%), despite fresh category performance (+5.5%). 42 stores opened, converted and reformed in the last 12 months.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of 0.05% in 1Q25. (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP $0.28 B during 1Q24 vs COP $0.38 B during 1Q25.

The Éxito’s banner stores represented 70% of the sales mix in Colombia during 1Q25, the Carulla’s stores represented 19% and the low-cost & others1 which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional sales, third-party sellers, the sale of property development projects (inventory) and other, represented 11% of the sales mix in 1Q25.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual and Midescuento), grew 2.5% versus 1Q24 and reached COP $524,916 M. Share on Retail Sales reached 13.6% (vs 13.6% in 1Q24 in comparable terms excluding ISOC channel), boosted by the growth of the non-food category (+6.6%, 14.9% share on non-food sales) and a stable food category performance (+0.6%, 13.1% share on food sales).

Note: data in COP M

Main KPI´s outcome during 1Q25 when compared to the same period of last year in comparable terms excluding ISOC channel from the basis, were as follows:

o	Orders: reached 5.8 M (+4.5%) during 1Q25.

o	E-commerce sales: reached COP $ 195,686M during 1Q25 (+8.5%).

o	MiSurtii sales: reached COP $15,000 M continued the decreasing trend at double-digit.

o	Apps: sales of over COP $45,700 M (+3.0%) and reached to 164,304 orders during 1Q25.

o	Rappi deliveries grew by 8.7% during 1Q25.

o	Marketplace sales: increased by 8.2% during 1Q25 and totalled more than 1,270 sellers.

o	Turbo: orders grew by 14.9% during 1Q25 and reached a 64.6% share on sales through Rappi (a leading Latin American last-mile delivery platform) in the first quarter of the year.

●	Other Revenue decreased by 3.2% during 1Q25, explained by complementary businesses contribution, mainly by the recurring income from the Real Estate (+12.2% in 1Q25), totally offset by the one-shot revenues recognized during the first quarter last year.

Uruguay: Uruguay contributed with 20% of consolidated Retail Sales during 1Q25. Last-12-month inflation as of March was of 5.7% (vs 3.8% in March 2024) and the food component grew by 6.3% during the last-12-months.

Net sales and SSS grew +5.2% and +5.6% respectively in local currency, performance boosted by commercial dynamic driven by an outstanding tourism season, a stable political and economic environment, the contribution from the 33 Fresh Market stores (+9.2% growth vs 1Q24; 63.6% share on total sales during the first quarter).

The operation in Uruguay reported market share gains of 0.7 p.p. to 48.9% in terms of SSS as of March, according to Scentia, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 33 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of -1.6% during 1Q25.

Argentina: The operation in Argentina contributed 6% on Consolidated Retail Sales and results in Colombian Pesos included a -12.8% FX effect in net revenues during 1Q25.

Net Revenue in Argentina was COP $316,822 M (+18.9% in local currency) and Retail Sales were COP $299,641 M (+16.2% in local currency and +18.5% in SSS) during 1Q25. Last-12-month inflation as of March was of 55.9% according to INDEC, which compares to the 287.9% level reported during the same period last year. Retail sales were affected by lagged consumption and the macroeconomic adjustments to address high inflation.

During 1Q25 omni-channel share on sales was 1.6% and real state had a resilient performance (+100.9% growth in local currency) from improved commercial trends and strong occupancy levels (94.6%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of -1.74% during 1Q25.

III.	Operating Performance

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated data in COP includes the FX effect (-1.4% at top line and -1.5% at Recurring EBITDA in 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit increased by 6.7% excluding FX effect (+4.6% in COP) during 1Q25 and margin reached 25.6% (+52 bps) as percentage of Net Revenue, compared to the same period last year from gains in Colombia and Uruguay thanks to advances in the commercial strategy and an outstanding touristic season, which compensated the result in Argentina.

●	Gross Profit in Colombia grew by 3.9% to a margin of 21.8% (+29 bps) during 1Q25 as percentage of Net Revenue. Improvement driven by a balance between sales growth and sustainable profit margins and logistics costs reduction.

●	Gross Profit in Uruguay increased by 11.0% excluding FX effect (+7.3% in COP) during 1Q25 and margin rose to 38.2% (+197 bps) as percentage of Net Revenue. Due to the tourism season´s sales surge, alongside better shrinkage levels control and cost efficiencies, margins showed a significant improvement.

●	Gross Profit in Argentina increased by +15.0% during 1Q25 in local currency to a 31.8% margin (-108 bps) as a percentage of Net Revenue. The contraction in the margin reflects the high inflation effect, lower consumption trend and price investment.

Consolidated Recurring EBITDA1 reached COP $371,148 M during 1Q25, double-digit growth of +24.7% excluding FX effect (+22.9% in COP) compared to the same period last year, expenses dilution and margin improvement in Colombia and Uruguay contributed to a +114 bps increase in recurring EBITDA1 margin reaching 6.9% as percentage of Net Revenue. Expenditure efficiencies across the region allowed a decrease in SG&A (-0.3% in COP) and an improvement on margin as percentage of Net Revenue (+61bp), despite the inflation, index and wages pressures of the year.

Note: Data COP MM (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense)

Colombia: Recurring EBITDA grew at double digits (+28.4%) during 1Q25 compared to the same period of last year and margin was 5.7% (+114 bps) as percentage of Net Revenue. SG&A decreased by 2.2%, despite inflation and the high single digit minimum wage increase, thanks to efficiency plans on cost and expense’s structure.

Uruguay: Recurring EBITDA grew by 28.7% in local currency (+24.3% in COP) during 1Q25 compared to the same period last year, to a 14.3% margin (+260 bps) as percentage of Net Revenue, reflecting a strong commercial dynamism during the first quarter and efficiencies on SG&A (+54 bps). Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA reflected a top line affected by lower consumption, price investment and inflationary pressures on cost and expenses, -2.7% margin (-351 bps) as percentage of Net Revenue in 1Q25.

IV.	Group Net Result

The Company reported a net result of COP $93,147 M during the 1Q25, the best first quarter in the last decade, this result reflected advances in commercial strategy and particularly the operational improvement of retail operations from Colombia and Uruguay partially offset by operating performance in Argentina affected by macroeconomic adjustments.

In addition, non-operational effects such as lower non-recurring expenses from the restructuring process and closing of non-profitable stores in 1Q24, efficiencies in financial costs and Tuya ending the quarter with a positive result, turned last year’s negative figures, reaching a net result margin of 1.7% of revenues.

Note: data in COP M. Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-1.4% at Net Revenue and -1.5% at recurring EBITDA in 1Q25).

Earnings per Share (EPS)

●	Diluted EPS was COP $71.8 per common share in 1Q25 compared to the COP $ -29.2 reported in the same quarter last year.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 1Q25 reached COP $ 46,299 M, of which 56.3% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	As of 1Q25, Grupo Éxito totalled 45 stores from openings, reforms, conversions, and refurbishments (42 in Colombia and 3 in Uruguay). The Company totalled 604 food retail stores, geographically diversified as follows: 488 stores in Colombia, 92 in Uruguay and 24 in Argentina, and consolidated selling area reached 1.03 M square meters. The store count did not include the 2,048 allies (+840 LTM) in Colombia.

●	In line with the company’s strategy, aiming for efficiencies to increase profitability, during the first quarter of 2025, 9 underperforming stores were closed in Colombia, 7 in Uruguay and 3 in Argentina.

VI.	Cash and debt at holding[1] level

In B COP

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries.

Net Financial debt impacted by:

●	Cancellation of special factoring operations to reduce financial cost.

●	Operational performance in 1Q25 reflected a strong beginning of the year and confirming the positive trend seen during 2H24.

●	Higher dividends received from subsidiaries.

●	Focus on efficiencies and optimization of investments to prioritize cash availability and concentrated on execution in the second half.

VII.	Conclusions

●	We have started the year with a strong performance, setting a solid foundation for continued momentum.

●	Delivered solid results through a consistent commercial strategy focused on customer experience.

●	We are committed to creating value for our customers, providing savings as the best alternative for everyday purchases.

●	Unlocking value through a solid commercial margin and effective cost reduction initiatives.

●	Maintaining a disciplined approach to cost and expenses control, ensuring operational excellence.

●	Increasing investments with responsibility and discipline – best-in-class returns.

●	The 1Q25 performance reinforces our confidence in achieving significant milestones in the rest of the year

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: ÉXITO – NYSE: EXTO – B3: EXCO32)

Cordially invites you to participate in its

First Quarter 2025 Results Conference Call

Date: Thursday, May 15, 2025

Time:   10:00 a.m. Eastern Time

  9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Juan Carlos Calleja Hakker, Chief Executive Officer

Carlos Mario Giraldo Moreno, General Manager Colombia

Fernando Carbajal, Chief Financial Officer | IRO

To register and get notified via email, please click here:

Register

To directly participate, please click here:

Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its First Quarter 2025 Earnings on Wednesday, May 14, 2025, after the market closes.

1Q25 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Second Quarter 2025 Earnings Release – August 14, 2025

IX.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	CAGR: Compound Annual Growth Rate

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -1.4% at Net Revenue and -1.5% at Recurring EBITDA during 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -1.4% at Net Revenue and -1.5% at Recurring EBITDA during 1Q25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a –3.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q25 and -12.8% in Argentina, respectively, calculated with the average and closing exchange rate, respectively.

3.	Consolidated Balance Sheet

in COPM	Mar 2025	Dec 2024	Var %
Assets	**16,924,670**	**17,554,555**	**(3.6%)**
Current assets	**4,944,078**	**5,456,605**	**(9.4%)**
Cash & Cash Equivalents	985,557	1,345,710	(26.8%)
Inventories	2,796,003	2,818,786	(0.8%)
Accounts receivable	493,727	659,699	(25.2%)
Assets for taxes	607,856	553,916	9.7%
Assets held for sale	2,645	2,645	0.0%
Others	58,290	75,849	(23.1%)
Non-current assets	**11,980,592**	**12,097,950**	**(1.0%)**
Goodwill	3,273,010	3,297,086	(0.7%)
Other intangible assets	389,937	400,714	(2.7%)
Property, plant and equipment	4,185,725	4,261,625	(1.8%)
Investment properties	1,809,370	1,828,326	(1.0%)
Right of Use	1,716,143	1,728,352	(0.7%)
Investments in associates and JVs	301,623	291,554	3.5%
Deferred tax asset	269,158	253,085	6.4%
Others	35,626	37,208	(4.3%)
Liabilities	**8,874,174**	**9,539,043**	**(7.0%)**
Current liabilities	**6,598,295**	**7,197,560**	**(8.3%)**
Trade payables	3,948,618	4,408,479	(10.4%)
Lease liabilities	300,247	299,456	0.3%
Borrowing-short term	1,904,965	1,984,727	(4.0%)
Other financial liabilities	74,174	60,481	22.6%
Liabilities for taxes	119,686	119,210	0.4%
Others	250,605	325,207	(22.9%)
Non-current liabilities	**2,275,879**	**2,341,483**	**(2.8%)**
Trade payables	1,731	22,195	(92.2%)
Lease liabilities	1,666,047	1,684,788	(1.1%)
Borrowing-long Term	255,701	273,722	(6.6%)
Other provisions	13,896	14,068	(1.2%)
Deferred tax liability	296,961	304,235	(2.4%)
Liabilities for taxes	6,688	7,321	(8.6%)
Others	34,855	35,154	(0.9%)
Shareholder´s equity	**8,050,496**	**8,015,512**	**0.4%**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

in COP M	Mar 2025	Dec 2024	Var %
Assets	**13,590,149**	**13,904,222**	**(2.3%)**
Current assets	**3,643,564**	**3,971,573**	**(8.3%)**
Cash & Cash Equivalents	513,925	856,675	(40.0%)
Inventories	2,255,726	2,230,260	1.1%
Accounts receivable	247,663	314,528	(21.3%)
Assets for taxes	530,603	495,669	7.0%
Others	95,647	74,441	28.5%
Non-current assets	**9,946,585**	**9,932,649**	**0.1%**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	166,030	171,861	(3.4%)
Property, plant and equipment	1,823,126	1,861,804	(2.1%)
Investment properties	63,960	64,177	(0.3%)
Right of Use	1,529,771	1,525,968	0.2%
Investments in subsidiaries, associates and JVs	4,705,421	4,653,658	1.1%
Others	205,200	202,104	1.5%
Liabilities	**6,858,973**	**7,215,710**	**(4.9%)**
Current liabilities	**5,265,925**	**5,591,365**	**(5.8%)**
Trade payables	2,979,139	3,129,255	(4.8%)
Lease liabilities	321,872	315,308	2.1%
Borrowing-short term	1,453,062	1,553,175	(6.4%)
Other financial liabilities	166,111	161,672	2.7%
Liabilities for taxes	77,320	108,668	(28.8%)
Others	268,421	323,287	(17.0%)
Non-current liabilities	**1,593,048**	**1,624,345**	**(1.9%)**
Lease liabilities	1,443,410	1,443,071	0.0%
Borrowing-long Term	117,683	128,672	(8.5%)
Other provisions	13,675	13,843	(1.2%)
Others	18,280	38,759	(52.8%)
Shareholder´s equity	**6,731,176**	**6,688,512**	**0.6%**

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 9.5%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 2,048 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Consolidated data in COP includes a -3.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and –12.8% in Argentina, respectively, calculated with the average and closing exchange rate, respectively. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Free Cash Flow Effects on Results

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -3.4% FX effect in Uruguay at Net Revenue and at Recurring EBITDA and -12.8% in Argentina, respectively during 1Q25, calculated with the average and closing exchange rate, respectively.

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

‘The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer’.

IR and PR contacts

Fernando Carbajal.
Chief Financial Officer | IRO
+57 (604) 6049696 Ext 306560
ainvestor@grupo-exito.com
Cra 48 No 32 B Sur 139, Envigado, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito officially launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2024, consolidated Net Revenue reached COP $21.9 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models, as well as the implementation of the three major initiatives for the development of its Colombian operation: brand unification, assortment expansion and savings levers. The Company operated 623 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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